UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Graciel Building 2, 6th Floor

5-22-6 Shinbashi, Minato Ward

Tokyo, 105-0005, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Suspension of Trading

On October 22, 2025, Robot Consulting Co., Ltd. (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) an order suspending trading in the Company’s securities for the period from 4:00 a.m. EDT on October 23, 2025, through 11:59 p.m. EDT on November 5, 2025, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. A copy of the order is attached hereto as Exhibit 99.1.

Changes in Registrant’s Certifying Accountant

On October 23, 2025, the Company engaged Assentsure PAC (“Assentsure”) to serve as the independent registered public accounting firm of the Company on a going-forward basis. The Company dismissed Grassi & Co., CPAs P.C. (“Grassi”), its former independent registered public accounting firm, on October 15, 2025 (the “Dismissal Date”).

Grassi’s audit report on the Company’s financial statements for the fiscal years ended March 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that Grassi’s audit report on the Company’s financial statements for the fiscal years ended March 31, 2025 and 2024 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no disagreements with Grassi on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Grassi’s satisfaction, would have caused Grassi to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses in the internal control over financial reporting of the Company, as reported in the Company’s annual report on Form 20-F (File No. 001-42740), which report was filed with the SEC on August 15, 2025, as amended on August 26, 2025.

The Company has provided Grassi with a copy of the above disclosure and requested that Grassi furnish a letter addressed to the SEC stating that it agrees with the above statements. A copy of Grassi’s letter is attached hereto as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor anyone on behalf of the Company, has consulted Assentsure regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Assentsure regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No	Description
16.1	Letter, dated October 28, 2025, from Grassi & Co., CPAs P.C. addressed to the SEC
99.1	SEC Order dated October 22, 2025, suspending trading

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: October 28, 2025

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